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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 8)

                            ------------------------

                        MERCANTILE STORES COMPANY, INC.

                           (Name of Subject Company)

                             MSC ACQUISITIONS, INC.

                                DILLARD'S, INC.

                                   (Bidders)

                   COMMON STOCK, $.14 2/3 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                   587533100
                     (CUSIP Number of Class of Securities)

                            PAUL J. SCHROEDER, ESQ.
                           VICE PRESIDENT, SECRETARY
                               & GENERAL COUNSEL
                                DILLARD'S, INC.
                               1600 CANTRELL ROAD
                          LITTLE ROCK, ARKANSAS 72201
                           TELEPHONE: (501) 376-5200
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                             ALAN G. SCHWARTZ, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

                            ------------------------

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    This Amendment No. 8 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on May 21, 1998 and amended and supplemented on June 4, 1998, June 8, 1998, July 6, 1998, July 21, 1998, July 28, 1998, August 5, 1998
and August 11, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by MSC Acquisitions, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Dillard's, Inc., a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, $.14 2/3 par value per share (the "Shares"), of Mercantile Stores Company, Inc., a Delaware corporation (the "Company"), at a purchase price of $80 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    The information provided in this Amendment No. 8 under Item 6 is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Item 6 of Schedule 14D-1 is hereby amended and supplemented as follows:

    At 5:00 p.m., New York City time, on Wednesday, August 12, 1998, the Offer expired. Based on information provided by the Depositary, a total of approximately 25,531,051 Shares (including approximately 217,464 Shares subject to guarantee of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $80.00 per Share in cash.

    Pursuant to the Merger Agreement, the Purchaser intends to merge itself into the Company in accordance with the Delaware General Corporation Law as promptly as practicable. As a result of the Merger, the Company will become a wholly owned subsidiary of the Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by the Parent, the Purchaser or any other direct or indirect subsidiary of the Parent or the Company, and Shares owned by stockholders who choose to dissent and demand appraisal of their Shares) shall be cancelled, extinguished and converted into the right to receive $80.00 per Share in cash, without interest, less any applicable withholding taxes.

    The consummation of the Offer was publicly announced in a press release issued by the Parent on August 13, 1998, a copy of which is filed as Exhibit 11(a)(15) hereto and incorporated by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended and supplemented to add the following:

    (a)(15) Press Release issued by the Parent on August 13, 1998.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

                                DILLARD'S, INC.

                                By   /s/ JAMES I. FREEMAN
                                     -----------------------------------------
                                     Name: James I. Freeman
                                     Title: SENIOR VICE PRESIDENT
                                          AND CHIEF FINANCIAL OFFICER

                                MSC ACQUISITIONS, INC.

                                By   /s/ JAMES I. FREEMAN
                                     -----------------------------------------
                                     Name: James I. Freeman
                                     Title: SENIOR VICE PRESIDENT
                                          AND CHIEF FINANCIAL OFFICER

Date: August 13, 1998
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                                 EXHIBIT INDEX

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 EXHIBIT                                                                                                          PAGE
   NO.                                                DESCRIPTION                                                  NO.
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
(a)(15)    Press Release issued by the Parent on August 13, 1998.